SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are the consolidated financial statements of Tefron Ltd. for the six month period ended June 30, 2005, prepared in accordance with generally accepted accounting principles in the United States.

These financial statements are in addition to the financial statements of Tefron Ltd. for the six months ended June 30, 2005, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.
                                          (Registrant)



                                          By: /S/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer


                                          By: /S/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Finance Manager


Date: October 6, 2005

                        TEFRON LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                         PAGE
                                                                        -------

 CONSOLIDATED BALANCE SHEETS                                             2 - 3

 CONSOLIDATED STATEMENTS OF OPERATIONS                                     4

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                             5

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                   6 - 7

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              8 - 11

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                      JUNE 30,     DECEMBER 31,
                                                        2005          2004
                                                      --------      --------
                                                     UNAUDITED
                                                      --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $  6,231      $  3,558
  Trade receivables, net                                23,972        21,402
  Other accounts receivable and prepaid expenses         5,766         5,696
  Inventories                                           28,830        33,137
                                                      --------      --------

TOTAL current assets                                    64,799        63,793
                                                      --------      --------

DEFERRED TAXES                                           2,426         2,486
                                                      --------      --------

PROPERTY, PLANT AND EQUIPMENT                           91,602        93,931
                                                      --------      --------

GOODWILL                                                30,743        30,743
                                                      --------      --------

DEFERRED ISSUANCE COSTS                                    376           578
                                                      --------      --------

TOTAL assets                                          $189,946      $191,531
                                                      ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                    JUNE 30,      DECEMBER 31,
                                                                      2005            2004
                                                                    ---------       ---------
                                                                    UNAUDITED
                                                                    ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                            $  19,992       $  21,355
  Current maturities of long-term debt:
    Banks and other loans                                               8,989           9,039
    Capital leases                                                         68             206
  Trade payables                                                       31,384          28,991
  Conditional obligation with respect to issuance of shares                 -           3,454
  Other accounts payable and accrued expenses                           7,689           9,189
                                                                    ---------       ---------

TOTAL current liabilities                                              68,122          72,234
                                                                    ---------       ---------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                    43,447          47,907

  Deferred taxes                                                        6,254           5,611
  Accrued severance pay                                                 2,024           2,744
                                                                    ---------       ---------

TOTAL long-term liabilities                                            51,725          56,262
                                                                    ---------       ---------

MINORITY INTEREST                                                      16,845          16,291
                                                                    ---------       ---------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value: Authorized: 50,000,000 shares; Issued: 18,944,186 and 18,014,247 shares as of
      June 30, 2005 and December 31, 2004, respectively;
    Outstanding: 17,946,786 and 17,016,847 shares as of June
      30, 2005 and December 31, 2004, respectively;                     6,797           6,582
    Deferred shares of NIS 1 par value: Authorized, issued and
      outstanding: 4,500 shares                                             1               1
  Additional paid-in capital                                           82,715          79,243
  Deferred stock-based compensation                                      (308)           (486)
  Less - 997,400 Ordinary shares in treasury, at cost                  (7,408)         (7,408)
  Cumulative other comprehensive loss                                     (70)              -
  Accumulated deficit                                                 (28,473)        (31,188)
                                                                    ---------       ---------

TOTAL shareholders' equity                                             53,254          46,744
                                                                    ---------       ---------

TOTAL liabilities and shareholders' equity                          $ 189,946       $ 191,531
                                                                    =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

    August 9, 2005
------------------------  ------------  ----------------------- ----------------
  Date of approval of     Arie Wolfson      Asaf Alperowitz        Yoss Shiran
the financial statements    Chairman    Chief Financial Officer CEO and Director

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                 SIX MONTHS ENDED
                                                     JUNE 30,
                                           ----------------------------
                                              2005              2004
                                           -----------      -----------
                                                     UNAUDITED
                                           ----------------------------

Sales                                      $   102,397      $    94,480
Cost of sales                                   85,688           79,632
                                           -----------      -----------

Gross profit                                    16,709           14,848
Selling, general and administrative
  expenses                                      10,026           10,739
                                           -----------      -----------

Operating income                                 6,683            4,109
Financial expenses, net                          1,714            1,744
                                           -----------      -----------

Income before taxes on income                    4,969            2,365
Taxes on income                                  1,372            1,188
Minority interest in earnings of a
  subsidiary                                       882              981
                                           -----------      -----------

Net income                                 $     2,715      $       196
                                           ===========      ===========

Basic net earnings per share               $      0.16      $      0.01
                                           ===========      ===========

Diluted net earnings per share             $      0.15      $      0.01
                                           ===========      ===========

Weighted average number of shares
  used for computing basic earning
  (loss) per share                          17,485,251       13,282,707
                                           ===========      ===========

Weighted average number of shares
  used for computing diluted earnings
  (loss) per share                          17,744,589       13,443,456
                                           ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                      CUMULATIVE
                                                           ADDITIONAL    DEFERRED        OTHER
                                  ORDINARY     DEFERRED     PAID-IN     STOCK-BASED  COMPREHENSIVE
                                   SHARES       SHARES      CAPITAL    COMPENSATION      LOSS
                                  --------     --------     --------     --------      --------
Balance as of January 1, 2005     $  6,582     $      1     $ 79,243     $   (486)     $      -

Settlement of the conditional
  obligation with respect to
  issuance of shares                   200                     3,254            -             -
Exercise of stock options               15            -          218            -             -
Amortization of deferred
  stock-based compensation               -            -            -          178             -
Comprehensive income:
  Unrealized loss on hedging
    derivative                           -            -            -            -           (70)
  Net income                             -            -            -            -             -
                                  --------     --------     --------     --------      --------
Total comprehensive income

Balance as of June 30, 2005
  (unaudited)                     $  6,797     $      1     $ 82,715     $   (308)     $    (70)
                                  ========     ========     ========     ========      ========

                                                 TOTAL
                                 ACCUMULATED  COMPREHENSIVE TREASURY
                                  DEFICIT       INCOME       SHARES         TOTAL
                                  --------      -------     --------      --------
Balance as of January 1, 2005     $(31,188)                 $ (7,408)     $ 46,744

Settlement of the conditional
  obligation with respect to
  issuance of shares                     -                         -         3,454
Exercise of stock options                -                         -           233
Amortization of deferred
  stock-based compensation               -                         -           178
Comprehensive income:
  Unrealized loss on hedging
    derivative                           -      $   (70)           -           (70)
  Net income                         2,715        2,715            -         2,715
                                  --------      -------     --------      --------
Total comprehensive income                      $ 2,645
                                                ========
Balance as of June 30, 2005
  (unaudited)                     $(28,473)                 $ (7,408)     $ 53,254
                                  ========                  ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                           ----------------------
                                                              2005        2004
                                                           --------      --------
                                                                 UNAUDITED
                                                           ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 $  2,715      $    196
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of property, plant and
    equipment                                                 4,804         4,680
  Amortization of deferred stock-based compensation             178           151
  Increase (decrease) in accrued severance pay, net            (624)          135
  Decrease in deferred income taxes                             725           794
  Loss (gain) on sale of property and equipment, net            (31)          191
  Minority interest in earnings of a subsidiary                 882           981
  Decrease (increase) in trade receivables, net              (2,570)        1,026
  Decrease (increase) in other accounts receivable and
    prepaid expenses                                           (191)          124
  Decrease (increase) in inventories                          4,307        (1,586)
  Increase (decrease) in trade payables                       3,247        (1,019)
  Decrease in other accounts payable and accrued
    expenses                                                 (1,487)         (272)
                                                           --------      --------

Net cash provided by operating activities                    11,955         5,401
                                                           --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                    (3,524)       (5,037)
Investment grants received                                      341           538
Proceeds from sale of property, plant and equipment              90            33
Acquisition of Macro Clothing                                   (83)            -
                                                           --------      --------

Net cash used in investing activities                        (3,176)       (4,466)
                                                           --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans and other loans            (4,510)       (5,826)
Payment under capital lease                                    (138)         (959)
Decrease in short-term bank credit, net                      (1,363)      (10,525)
Dividend paid to minority interest in subsidiaries             (328)         (367)
Proceeds from exercise of stock options                         233             -
Proceeds from issuance of shares and conditional
  obligation, net                                                 -        19,726
                                                           --------      --------

Net cash provided by (used in) financing activities          (6,106)        2,049
                                                           --------      --------

Increase in cash and cash equivalents                         2,673         2,984
Cash and cash equivalents at beginning of period              3,558         6,877
                                                           --------      --------

Cash and cash equivalents at end of period                 $  6,231      $  9,861
                                                           ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                       --------------------
                                                         2005         2004
                                                       ---------     ------
                                                             UNAUDITED
                                                       --------------------

(a) CASH PAID DURING THE PERIOD FOR:

    Interest                                           $   1,752     $1,726
                                                       =========     ======

    Income taxes, net of refunds received              $      47     $  318
                                                       =========     ======

(b) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
      AND FINANCING ACTIVITIES:

    Purchase of property, plant and equipment by
      credit, net of investment grants receivables     $       -     $  257
                                                       =========     ======
    Settlement of a conditional obligation (see
      Note 7b)                                         $   3,454   $      -
                                                       =========     ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:- GENERAL

     a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry. The Company's principal market is the United States.

          The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was acquired in December 1999, and Macro Clothing Ltd. ("Macro") which was acquired in April 2003. Under the terms of the acquisition agreement, contingent cash payments of $ 367 and $ 83 were accrued or paid in 2004 and for the six months ended June 30, 2005 since certain financial performance criteria were met. As a result, the Company recorded an additional consideration which increased the purchase price.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004, are applied consistently in these financial statements.



     b.   Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date.

          The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,
                                                              -----------------------------
                                                                  2005             2004
                                                              ------------     ------------
                                                                        UNAUDITED
                                                              -----------------------------
Net income as reported                                        $      2,715     $        196
Add: Stock-based compensation expense included in the
  determination of net loss as reported                                178              151
Deduct: Stock-based compensation expense determined under
  fair value method for all awards                                    (347)            (459)
                                                              ------------     ------------

Pro forma net income (loss)                                   $      2,546     $       (112)
                                                              ============     ============

Basic and diluted earning per share as reported:
Basic                                                         $       0.16     $       0.01
                                                              ============     ============
Diluted                                                       $       0.15     $       0.01
                                                              ============     ============

Pro forma earning (loss) per share:
Basic                                                         $       0.16     $      (0.01)
                                                              ============     ============
Diluted                                                       $       0.14     $      (0.01)
                                                              ============     ============

     The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the six months ended June 30 2004: average-risk-free interest rate of 2%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 82% and a weighted-average expected life of 3 years.


NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.


NOTE 4:- NEW ACCOUNTING PRONOUNCEMENTS

     The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is higher than or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:- NEW ACCOUNTING PRONOUNCEMENTS (CONT.)

     On December 16, 2004, the FASB issued Statement No. 123R (revised 2004 Share-Based Payment ("Statement 123R"), which is a revision of SFAS No.
     123. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized in income based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized in income based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

     In April 2005, the Securities and Exchange Commission announced the adoption of a new rule which amends the effective date for Statement No. 123R. The new rule does not change any of the accounting provisions. As a result, the Company will adopt the accounting provisions of Statement No. 123R as of January 1, 2006. The Company is currently evaluating the impact of applying the various provisions of Statement No. 123R.

NOTE 5:- INVENTORIES

                                                       JUNE 30,  DECEMBER 31,
                                                       -------     -------
                                                         2005        2004
                                                       -------     -------
                                                      UNAUDITED
                                                       -------

Raw materials, accessories and packaging materials     $10,621     $11,469
Work-in progress                                        10,137      11,807
Finished products                                        8,072       9,861
                                                       -------     -------

                                                       $28,830     $33,137
                                                       =======     =======

NOTE 7:- SIGNIFICANT EVENTS

     a. In February 2005, a fire damaged the Company's sewing plant in Jordan. The fire resulted in loss of inventories and raw materials of approximately $ 600, damages to plant and machinery at cost in the amount of approximately $ 1,900 and business interruption of approximately $ 600. The Company expects that its insurance policy will recover substantially all of the losses resulted from the fire less $ 250 deductible. Based on the Company's damages assessor opinion and management's estimation, as of June 30, 2005, the outcome of the insurance coverage can not be currently reasonably estimated. Accordingly, no provision has been included in the financial statements as of June 30, 2005 in respect of a potential gain or loss. The Company has transferred the production from the damaged sewing plant to other facilities. On September 12, 2005, the Company reached a settlement with the insurance company regarding the recovery of the losses. Following this settlement, the Company is expected to record a gain that will range between $ 400 to $ 800.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:- SIGNIFICANT EVENTS (CONT.)

     b. In March 31, 2005, the Company signed an amendment to a share purchase agreement with its investors, following the Company's Board of Director's decision from that date. Accordingly, on April 7, 2005, the Company issued 863,378 ordinary shares with respect to the conditional obligation in the amount of $ 3,454 pursuant to a purchase price adjustment mechanism based on the Company's 2004 EBITDA.

     c. During 2004, the Company subsidiary in the US failed to comply with certain financial covenants contained in its credit facility with the bank. However, the bank agreed to waive the covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the credit facility. During the second quarter of 2005, the subsidiary again failed to comply with a certain financial covenant in the credit facility. The subsidiary is currently in the process of negotiating new terms for the credit facility with the bank as well as seeking a new credit facility agreement from alternative sources. Management believes that they will be able to obtain a credit facility at terms that are comparable or more favorable than the existing credit facility.

NOTE 8:- SEGMENT REPORTING

                                      SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)
                                    -----------------------------------------------
                                  CUT & SEW -               HEALTH CARE
                                    ISRAEL       SEAMLESS       USA       CONSOLIDATED
                                    --------     --------     --------     --------
Sales to unaffiliated customers     $ 32,516     $ 52,814     $ 17,067     $102,397
                                    ========     ========     ========     ========

Operating income                    $  1,644     $  2,658     $  2,381     $  6,683
                                    ========     ========     ========     ========


                                       SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
                                    ------------------------------------------------
                                   CUT & SEW -                HEALTH CARE
                                     ISRAEL      SEAMLESS        USA      CONSOLIDATED
                                    --------     --------      --------     --------
Sales to unaffiliated customers     $ 36,047     $ 41,578      $ 16,855     $ 94,480
                                    ========     ========      ========     ========

Operating income (loss)             $  4,010     $ (2,547)     $  2,646     $  4,109
                                    ========     ========      ========     ========


NOTE 9:- SUBSEQUENT EVENTS

     a. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

          Management estimates that the effect of the amendment on the Company's balance of deferred taxes as of June 30, 2005 is expected to result in tax benefit in the amount of approximately $ 60, which will be recorded in the Company's interim financial statements for September 30, 2005 and the three months then ended.

     b. On September 28, 2005, the Company shares began trading also on the Tel Aviv Stock Exchange.